

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 14, 2023

Holly A. Aglio
Chief Financial Officer
Marchex, Inc.
1200 5th Ave, Suite 1300
Seattle, WA 98101

> **Re: Marchex, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2023**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2023**
> **File No. 000-50658**

Dear Holly A. Aglio:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2023

Exhibit 31.1

1. You refer to the wrong report in paragraph 1 of the certification as you reference the annual report on Form 10-K rather than the quarterly report on Form 10-Q. Please file a full amendment to your March 31, 2023 Form 10-Q to revise the certification to identify the correct report in paragraph 1. This also applies to Exhibit 31.1 of the Form 10-Q for the fiscal quarter ended June 30, 2023.

Exhibit 32

2. The Exhibit 32 certification for your March 31, 2023 Form 10-Q states it is for the period ending March 31, 2022. In addition, the certification is not signed by your Principal Executive Officer, Edwin Miller. As such, please amend the Form 10-Q that includes Exhibit 32 stating the correct interim period to which it applies and the signature of

Principal Executive Officer. In so doing, ensure the certification is currently dated and refers to the March 31, 2023 Form 10-Q as amended.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services